FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

11 November 2008

File no. 0-17630

Interim Management Statement

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Interim Management Statement

11 November 2008

CRH plc INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

With the announcement on 26 August 2008 of CRH's first half results, we indicated our expectation that the percentage decline in full year profit before tax would be broadly similar to the 10% decline reported for the first half. Since then, financial markets have been impacted by an unprecedented series of events which have contributed to an increasingly cautious business climate across the world. This change in sentiment has been most marked in Europe, which had previously been only moderately affected by the fall-out from the sub-prime crisis in the United States, resulting in weaker than anticipated September/October trading in a number of European markets. In contrast overall trading in our American activities has, despite the increased financial market turmoil, evolved broadly along the lines anticipated in our August outlook, while the US$ has strengthened significantly.

Against this backdrop we now expect to report a full year percentage decline in profit before tax in the low to mid-teens. We expect a lesser reduction in earnings per share as a result of share buyback and the lower expected full year percentage tax charge which was noted in our August announcement.

Europe Materials

Construction growth in Poland and Ukraine, which more than compensated for declines in the Irish and Spanish markets in the first half of the year, has slowed over recent months due to a combination of economic and political factors, although profitability in the third quarter exceeded 2007. This, together with generally weaker trading patterns in other markets, is expected to result in only modest profit progress for the second half with full year operating profit now anticipated to show a high single digit percentage increase on the 2007 outturn of euro 586 million.

Europe Products

The slower trading patterns evident across our Europe Products operations in the latter part of the second quarter have intensified in recent months with negative economic newsflow. In addition, increasing stress in the UK housing market has necessitated further capacity cuts and cost restructuring in our UK clay business beyond what we previously anticipated. Against this backdrop, operating profit is now expected to be approximately 25% behind the 2007 outcome of euro 308 million.

Europe Distribution

Profitability in our DIY operations in the Benelux which had been adversely impacted by weakening consumer confidence in the first half of the year has proved more robust over recent months as a result of strong management action. However, trading across our merchanting operations which had a generally good first half has weakened with the economic climate. Full year operating profit is now projected to show a mid to high single digit percentage decline on the  2007 outcome of euro 212 million.

Europe Overall

Overall for Europe, with a slowing dynamic in central and eastern countries and lower 2008 growth expectations for most western European economies, we now expect that operating profit will show a low-single-digit percentage decline compared with last year's euro 1.106 billion.

Americas Materials

Although the division experienced somewhat unsettled weather conditions in the very important September/October trading period, it continues to deliver a robust performance in offsetting the impact of higher input costs through targeted cost reduction measures and strong price increases, particularly for asphalt. As in the first half, these price increases are contributing to like-for-like volume declines against the backdrop of modestly higher highway budgets, and we expect that the full year outturn is likely to show a mid-teen percentage decline on the 2007 operating profit outcome of US$781 million.

Americas Products

The negative economic environment of recent months is feeding through to some sectors of non-residential demand and impacting our APG and Precast operations to a somewhat greater extent than previously anticipated. While our Glass, MMI and South American operations have continued to perform well, we now expect a full year operating profit decline of the order of 20% on the 2007 outcome of US$466 million.

Americas Distribution

Trading performance in this business continues to exceed expectations with effective management of pricing, sales and overhead delivering strongly. Against this backdrop, and with contributions from AMS, which was acquired in November 2007, we anticipate that full year operating profit will show an increase of approximately 30% compared with the US$ 96 million reported for 2007.

Americas Overall

Overall for the Americas we expect a mid-teen percentage decline in full year US$ operating profit compared with last year's US$1.343 billion. However, with a more favourable projected full-year 2008 US$/euro exchange rate of 1.47, previously 1.51 (2007: 1.3705), we continue to expect a full year operating profit decline in euro terms of approximately 20% (2007: euro 0.980 billion).

(The projected US$/euro rate of 1.47 is based on year to date US$/euro average of 1.50 and a projected rate of 1.28 for the remainder of 2008. The guidance provided in our Interim Statement of 26 August incorporated a projected 2008 rate of 1.51.)

Disposals/Associates

We continue to expect that full year profit on disposals of fixed assets will be at least similar to last year (euro 57 million). CRH's share of associates' profit after tax is also expected to be in line with 2007 (euro 64 million).

Development

On the development front a total of approximately euro 1 billion has been invested to date in acquisitions and investments. The completion of the euro 0.2 billion Yatai investment in China, announced in January, and the euro 0.4 billion Pavestone acquisition in the United States, announced in March, continues to be dependent on various regulatory approvals.  With a challenging trading backdrop for many of our businesses, management's emphasis is firmly concentrated on operational delivery and as a result development activity continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit.

This emphasis is also reflected in capital expenditure which has and is being adjusted across the Group to reflect the reduced demand environment. Despite significant additional expenditure on completion of the new cement plants in Ireland and the United States, we expect that 2008 capital expenditure will be held at the 2007 level of euro 1 billion. While we continue to support the essential needs of our businesses, 2009 capital expenditure at approximately euro 750 million based on current exchange rates is expected to be lower than depreciation.

Finance

Net finance cost for 2008 based on current projected average exchange rates is expected to show a low to mid-teen percentage increase on 2007's euro 303 million. EBITDA/net interest cover for the year is expected to remain strong at approximately 7.5 times.

To date in 2008 CRH has raised a total of euro 0.8 billion of long-term funding in international bond markets and has arranged euro 0.7 billion of bank funding, primarily through the establishment of new facilities. The Group is close to completing the renewal and extension of euro 1.5 billion of bank facilities with maturities in 2009. This renewal combined with the Group's traditional strong cash flow profile, enhanced by an intensified focus on cash generation, will leave CRH well positioned in terms of its debt facilities and maturity profile.

Share Buyback

In light of the stresses in financial markets, to maintain maximum financial flexibility the share repurchase programme announced on 3 January 2008, which was limited to a maximum of 5% of the 547 million Ordinary shares in issue at December 2007, has been terminated. A total of 18.2 million shares were repurchased, equivalent to 3.3% of Ordinary Shares in issue at year end 2007, at an average price of euro 22.30 per share.

Summary

Since early 2007 we have progressively implemented significant cost reduction measures across our businesses and this intense emphasis on operational efficiency and commercial delivery is continuing with further extensive measures being implemented.  While the outlook for 2009 is challenging given the growing impact of ongoing turmoil in financial markets on the broader world economy, there are some positives with declining energy costs, world-wide interest rate reductions, a potential US infrastructure stimulus package and translation benefits of a stronger US$. Against this background, CRH's geographic, sectoral and product balance continues to underpin performance and cash flow. Our attention and actions are resolutely focussed on ensuring that our businesses are strongly positioned to cope with whatever circumstances may evolve and on further strengthening our existing financial flexibility.

CRH will issue its full year 2008 trading update statement on Tuesday 6 January 2009.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on page 46 of our 2007 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 11 November 2008 to discuss this statement. The dial-in-number is +44 20 7162 0177. A recording of the conference call will be available from 10.00 a.m. GMT on 11 November 2008 by dialling +44 20 7031 4064. The security code for the replay will be 814850. A presentation to accompany this call is available on CRH's website at  www.crh.com

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony   Chief Executive
Myles Lee             Finance Director and Chief Executive Designate
Éimear O'Flynn    Head of Investor Relations
Maeve Carton      Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
Telephone:  +353.1.4041000    Fax +353.1.4041007
E-MAIL mail@crh.com WEBSITE  www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  11 November 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director